Exhibit 20

NEWS

Contact:
Della DiPietro
1.313.322.1185
ddipietr@ford.com

Media Information Center
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1.313.621.0504
media@ford.com

Go to http://media.ford.com
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IMMEDIATE RELEASE

FORD NORTH AMERICAN PRODUCTION UPDATE

DEARBORN, Mich., Sept.14, 2001 - Following this week's tragic events, Ford Motor Company announced reductions in its North American production plans. The company has experienced parts shortages stemming from freight transportation issues, particularly in air-freight transport and movement of freight through border crossings. As we work through this situation, we are focused on assisting the relief efforts, our employees' peace of mind and maintaining high quality on the vehicles we produce.

Additionally Ford Motor Company suspended U.S. and Canadian manufacturing operations at 11:30 a.m. local time today to allow employees to attend noon memorial services as part of the Day of Prayer and Remembrance. Afternoon shifts at U.S. and Canadian plants will be suspended early so employees can attend evening vigils.

While it is difficult to predict the full impact on final production, the company plans to suspend operations at several assembly plants next week. The company's current production plan for the third quarter calls for 810,000-820,000 vehicles, down 110,000-120,000 vehicles from the prior forecast, including all units lost this week and expected losses for the rest of the month. As a result, third quarter results now will fall short of our previous forecast for earnings of 10 cents per share before one-time items.

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Employees at St. Thomas, Wayne Assembly, Dearborn Assembly, Atlanta Assembly and
Ohio Assembly have been told to report back to work on Sept. 24.   Wixom
employees have been advised that production will be suspended on Monday, Sept. 17, but may resume as early as Tuesday, Sept. 18.